CORRESP.
Alliance Bancorp, Inc. of Pennsylvania
541 Lawrence Avenue
Broomall, Pennsylvania 19008
(610) 353-2900
November 5, 2010
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Alliance Bancorp, Inc. of Pennsylvania
Registration Statement on Form S-1
File No. 333-169363
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, Alliance Bancorp, Inc. of Pennsylvania (the “Company”) hereby requests that the above captioned Registration Statement be declared effective on Wednesday, November 10, 2010, at 10:00 a.m. or as soon thereafter as is practicable.
     In connection with this request, the Company acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     In addition, the Company represents that it will comply with such provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 as may apply to it for this offering.

Very truly yours, ALLIANCE BANCORP, INC. OF PENNSYLVANIA
By:	/s/Dennis D. Cirucci
Dennis D. Cirucci
President and Chief Executive Officer

[Stifel, Nicolaus & Company, Incorporated Letterhead]
November 5, 2010
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Alliance Bancorp, Inc. of Pennsylvania Registration Statement on Form S-1 Request for Acceleration of Effectiveness File No. 333-169363
Ladies and Gentlemen:
     In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Alliance Bancorp, Inc. of Pennsylvania (the “Company”) in requesting that the Company’s above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will become effective on November 10, 2010, at 10:00 a.m., or as soon thereafter as practicable.

Very truly yours,
/s/ David P. Lazar
Name:	David P. Lazar
Title:	Managing Director